Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	2003	2002	2001	2000	1999

Net income for the period	337,408	382,727	87,859	151,221	230,048
Add: Provision for income taxes	185,493	210,237	58,362	83,520	129,355
Add: Minority interest	248	(97)	18,750	(182)	11,526
Fixed charges	337,658	359,493	175,457	142,613	159,072
Less: Capitalized interest	(3,325)	(9,264)	(3,249)	(1,746)	(5,226)
Income before taxes on income and fixed charges	857,482	943,096	337,179	375,426	524,775

Fixed Charges:
Interest	294,669	304,854	143,718	115,261	128,035
Capitalized interest	3,325	9,264	3,249	1,746	5,226
Rentals at computed interest factor (1)	34,730	37,504	25,343	22,052	21,398
Amortization of debt discount expense	4,934	7,871	3,147	3,554	4,413
Total fixed charges	337,658	359,493	175,457	142,613	159,072

Ratio of earnings to fixed charges	2.54	2.62	1.92	2.63	3.30

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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